# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Sequans Communications, CIK 0001383395
CUSIP: 817323306
Title of class of securities: Ordinary Shares, nominal value Euro $0.01 per share
Address of issuer's principal executive offices: 15-55 Boulevard Charles de Gaulle, Colombes, France (I0), 92700
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001251859

## Reporting persons
- DANIEL ASHER: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 1,684,946; sole dispositive power 0; shared dispositive power 1,684,946; aggregate amount beneficially owned 1,684,946 (10.22% of the class)
- AFO Blackberry, LLC: type of reporting person: other (OO); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 513,443; sole dispositive power 0; shared dispositive power 513,443; aggregate amount beneficially owned 513,443 (3.12% of the class)
- AFOB FIP MS, LLC: type of reporting person: other (OO); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 513,443; sole dispositive power 0; shared dispositive power 513,443; aggregate amount beneficially owned 513,443 (3.12% of the class)
- DBA TRADING LLC: type of reporting person: other (OO); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 1,171,503; sole dispositive power 0; shared dispositive power 1,171,503; aggregate amount beneficially owned 1,171,503 (7.11% of the class)

## Item 1. Issuer
Name of issuer: Sequans Communications
Address of issuer's principal executive offices: 15-55 Boulevard Charles de Gaulle, 92700, Colombes France

## Item 2. Person Filing
Name of person filing:
Daniel Asher,
DBA Trading, LLC.
AFOB FIP MS, LLC
Address of principal business office or, if none, residence: 1011 Lake Street Suite 311 Oak Park, IL 60301
Citizenship: USA

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See Row 9 of cover page for each reporting person.
Percent of class: See Row 11 of cover page for each reporting person
Sole power to vote or to direct the vote: See Row 5 of cover page for each reporting Person.
Shared power to vote or to direct the vote: See Row 6 of cover page for each reporting Person.
Sole power to dispose or to direct the disposition: See Row 7 of cover page for each reporting Person.
Shared power to dispose or to direct the disposition:
See Row 8 of cover page for each reporting Person.

Daniel Asher is the beneficial owner of, DBA Trading, LLC, and is deemed to control and share voting and dispositive power over the shares held by them.
AFO Blackberry, LLC is the managing member of AFOB FIP MS, LLC and Daniel Asher is deemed to control share voting and dispositive power over the shares held by AFO Blackberry.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
99.1 Joint Filing Agreement of the Reporting Persons.
99.2 Transactions of the Reporting Persons

## Signatures
- DANIEL ASHER: Daniel Asher, Daniel Asher (01/07/2026)
- AFO Blackberry, LLC: Fred Goldman, Fred Goldman, Treasurer (01/07/2026)
- AFOB FIP MS, LLC: Fred Goldman, Fred Goldman, Treasurer of AFO Blackberry, LLC Managing Member of AFO FIP MS LLC (01/07/2026)
- DBA TRADING LLC: Fred Goldman, Fred Goldman, Member (01/07/2026)